Exhibit 3.11

STATE OF DELAWARE

CERTIFICATE OF FORMATION

OF

JACK COOPER LOGISTICS, LLC

1.              The name of the limited liability company is JACK COOPER LOGISTICS, LLC.

2.              The name and address of the registered agent for service of process on the Company in the State of Delaware is Corporation Service Company and 2711 Centerville Road, Suite 400, Wilmington, New Castle County, Delaware 19808.

3.              The management of the Company shall be vested in its manager(s) as further set forth in its limited liability company agreement.

4.              This Certificate of Formation will be effective upon filing.

  IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first above written.

/s/ L. Kent Webb
L. KENT WEBB, Organizer

Womble Carlyle Sandridge & Rice, PLLC

271 17TH Street, NW, Suite 2400

Atlanta, GA 30363-1017

404-872- 7000